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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person*

Loosmore                      N.                      Bert

--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o I.D. Systems, Inc.
One University Place

--------------------------------------------------------------------------------
                                    (Street)

Hackensack,                    NJ                      07601
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

              I.D. Systems, Inc.
                    IDSY
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

                   1/01

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Persons to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date                           Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)                                 (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           ----           ----          ----          ----   ----     500,625          D       ----
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           01/12/01        M            62,500         A     $0.80    563,125          D       ----
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           01/12/01        M            52,500         A     $1.20    615,625          D       ----
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           01/12/01        F            17,778         D     $0.80    597,847          D       ----
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           01/12/01        F            22,400         D     $1.20    575,447          D       ----
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).


                                                                  SEC 1474(3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                2.                                                                                        Deriv-    of
                Conver-                    5.                              7.                             ative     Deriv-   11.
                sion                       Number of                       Title and Amount               Secur-    ative    Nature
                or                         Derivative    6.                of Underlying         8.       ities     Secur-   of
                Exer-             4.       Securities    Date              Securities            Price    Bene-     ity:     In-
                cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)      of       ficially  Direct   direct
                Price    Trans-   action   or Disposed   Expiration Date   --------------------  Deriv-   Owned     (D) or   Bene-
1.              of       action   Code     of(D)         (Month/Day/Year)                Amount  ative    at End    In-      ficial
Title of        Deriv-   Date     (Instr.  (Instr. 3,    ----------------                or      Secur-   of        direct   Owner-
Derivative      ative    (Month/  8)       4 and 5)      Date     Expira-                Number  ity      Month     (I)      ship
Security        Secur-   Day/     -------  ------------  Exer-    tion                   of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)      ity      Year)    Code  V   (A)   (D)    cisable  Date     Title         Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Options         $0.80    1/12/01   M   --    --   12,500  7/8/96   7/8/05  Common Stock  12,500    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $0.80    1/12/01   M   --    --   12,500  7/8/97   7/8/05  Common Stock  12,500    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $0.80    1/12/01   M   --    --   12,500  7/8/98   7/8/05  Common Stock  12,500    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $0.80    1/12/01   M   --    --   12,500  7/8/99   7/8/05  Common Stock  12,500    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $0.80    1/12/01   M   --    --   12,500  7/8/00   7/8/05  Common Stock  12,500    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   M   --    --   10,000  9/3/98   9/3/07  Common Stock  10,000    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   M   --    --   10,000  9/3/99   9/3/07  Common Stock  10,000    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   M   --    --   10,000  9/3/00   9/3/07  Common Stock  10,000    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   J   --    --   10,000  9/3/01   9/3/07  Common Stock  10,000    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   J   --    --   10,000  9/3/02   9/3/07  Common Stock  10,000    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   M   --    --   11,250  9/1/99   9/1/08  Common Stock  11,250    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   M   --    --   11,250  9/1/00   9/1/08  Common Stock  11,250    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   J   --    --   11,250  9/1/01   9/1/08  Common Stock  11,250    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   J   --    --   11,250  9/1/02   9/1/08  Common Stock  11,250    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20    1/12/01   J   --    --   11,250  9/1/03   9/1/08  Common Stock  11,250    (1)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $7.56    1/12/01   J   --    --    7,500  1/19/01  1/19/10 Common Stock   7,500    (2)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $7.56    1/12/01   J   --    --    7,500  1/19/02  1/19/10 Common Stock   7,500    (2)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $7.56    1/12/01   J   --    --    7,500  1/19/03  1/19/10 Common Stock   7,500    (2)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $7.56    1/12/01   J   --    --    7,500  1/19/04  1/19/10 Common Stock   7,500    (2)      0         --      --
------------------------------------------------------------------------------------------------------------------------------------
Options         $7.56    1/12/01   J   --    --    7,500  1/19/05  1/19/10 Common Stock   7,500    (2)      0         --      --
====================================================================================================================================

Explanation of Responses:

(1)  Granted pursuant to Issuer's 1995 Employee Stock Option Plan.
(2)  Granted pursuant to Issuer's 1999 Employee Stock Option Plan.
(J) Cancelled pursuant to the terms of the Issuer's 1995 Employee Stock Option Plan and the Issuer's 1999 Employee Stock Option Plan upon termination of the Reporting Person's employment by the Issuer.


     /s/ N. Bert Loosmore                                     February 9, 2001
     -------------------------------                          ----------------
     **Signature of Reporting Person                             Date
             N. Bert Loosmore


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.